

# Investor Presentation (Q1 2018)
### (WSBC financials as of Q4 2017)

John Iannone

Vice President, Investor Relations

304-905-7021

# Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2016 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, June 30 and September 30, 2017, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the businesses of WesBanco and FTSB may not be integrated successfully or such integration may take longer to accomplish than excepted; the expected cost savings and any revenue synergies from the merger of WesBanco and FTSB may not be fully realized within the expected timeframes; disruption from the merger of WesBanco and FTSB may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.



# Key Differentiators

**Emerging Regional Financial Services Institution**
- ➢ Diversified earnings stream built for long-term success
- ➢ Robust legacy deposit base
- ➢ Maintain a community bank at the core

**Diversified and Well-Balanced**
- ➢ Strong market positions in diverse, major markets
- ➢ Well-balanced loan and deposit distribution across footprint
- ➢ Solid, and growing, non-interest income generation

**Well-Defined Growth & Expense Mgmt Strategies**
- ➢ Diversified growth engines with well-defined strategies
- ➢ Strong expense management culture
- ➢ Positive demographic trends across footprint

**Legacy of Credit and Risk Management**
- ➢ Strong credit quality and regulatory compliance
- ➢ Well-prepared for the $10B asset threshold
- ➢ Six consecutive "outstanding" CRA ratings since 2003

**Shareholder Centric Focus**
- ➢ Critical, long-term focus on shareholder return
- ➢ Enhancing shareholder value cornerstone of all decisions
- ➢ Focus on delivering positive operating leverage



# Balanced and Diversified

➢ Well-balanced loan and deposit distribution across diverse regional footprint

➢ Strong market positions across legacy and major metropolitan markets

➢ Diversified revenue generation engines supported by 100-year old trust business and proprietary mutual fund family

## Strong Market Positions in Major Markets



## Broad and Balanced Market Distribution

### Loans



- WV 29%
- OH 36%
- PA 20%
- IN 8%
- KY 7%

### Deposits



- WV 35%
- OH 29%
- PA 20%
- IN 7%
- KY 9%



Note: asset, location, loan, & deposit data as of 12/31/2017; market share based on 2017 MSA deposit rankings (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance) (source: S&P Global)

# Investment Rationale

- ➢ Well-balanced financial services company with a diversified earnings stream and a strong legacy of credit and risk management

- ➢ Disciplined growth, balanced by a fundamental focus on expense management, that delivers positive operating leverage

- ➢ Emphasis on customer service to ensure relationship value that meets all customer needs efficiently and effectively

- ➢ Well-defined growth and $10 billion asset threshold strategies for long-term success

- ➢ Focus on shareholder value through earnings and dividend growth

- ➢ Favorable asset quality and operating metrics when compared to peers

- ➢ Stock trades at an ~1x multiple discount – despite favorable operating metrics

***Well-positioned for continued, high-quality growth with strong upside market appreciation potential***



Note: multiple discount based on stock prices and consensus estimates (current year and next year) as of 2/1/18 (source: FactSet)



# Growth and $10 Billion Asset Threshold Strategies

# Long-Term Growth Strategies



**Diversified Loan Portfolio with C&I and Home Equity Lending Focus**

**Long History of Strong Wealth Management Capabilities**

**Retail Banking Service Strategies & Core Deposit Advantage**

**Franchise-Enhancing Expansion within Contiguous Markets**

**Focus on Delivering Positive Operating Leverage**

**Strong Legacy of Credit Quality, Risk Management, and Compliance**

# Diversified Loan Portfolio

- ➤ Focus on strategic growth, diversification, and credit quality
  - Expansion of Commercial and Industrial (C&I), HELOC, and Residential Mortgage portfolios
  - Targeted reductions in consumer portfolio to reduce risk profile

- ➤ Full suite of treasury management products, including international services, foreign exchange, and enhanced wire and lockbox capabilities

- ➤ Average loans to average deposits ratio of 90.3% provides opportunity for continued loan growth

- ➤ Manageable lending exposure, with no concentrations, to the energy-related, hotel, and retail industries

### $6.3 Billion Loan Portfolio



Comm'l & Industrial 18%

Consumer 6%

HELOC 8%

Residential R/E 21%

Comm'l R/E: Land, Construction 6%

Comm'l R/E: Improved Property 41%

### Five-Year CAGR

| Loan Category | Total | Organic |
|---|---|---|
| C&I | 19% | 11% |
| HELOC | 14% | 10% |
| Residential R/E | 11% | 3% |
| Comm'l R/E (Total) | 10% | 4% |
| Consumer | 4% | (6%) |



Note: loan and deposit data as of quarter ending 12/31/17; CAGR based on 12/31/12; organic CAGR excludes loans acquired from Your Community Bankshares (9/9/16) and ESB Financial (2/10/15)

7

# Strong Wealth Management Capabilities

## Trust & Investments

➢ $3.9B of trust and mutual fund assets under management

➢ 5,000+ relationships

➢ Growth opportunities from shale-related private wealth management

➢ Expansion in Kentucky and Indiana

➢ *WesMark* funds



**Trust Assets**
(Market Value as of 12/31) ($B)

$2.3 — 2002
$3.1 — 2007
$3.2 — 2012
$3.9 — 2017

CAGR 4%

## Insurance

➢ Personal, commercial, title, health, and life

➢ Expand title business in all markets

➢ Applied quotation software utilization (personal)

➢ TPA services for small business healthcare plans

## Securities Brokerage

➢ Securities investment sales

➢ Licensed banker program

➢ Investment advisory services

➢ Regional player/coach program

➢ Expand external business development opportunities

➢ Expansion in Kentucky and Indiana



**Private Banking Loans and Deposits**
(as of 12/31) ($MM)

$100 — 2013
$185 — 2014
$270 — 2015
$365 — 2016
$540 — 2017

CAGR 52%

■ Loans ■ Deposits

## Private Banking

➢ $540MM in private banking loans and deposits

➢ 1,700+ relationships

➢ Growth opportunities from shale-related private wealth management

➢ Expansion in Kentucky and Indiana





Note: assets, loans, deposits, and clients as of 12/31/17; chart financials as of 12/31 unless otherwise stated

# Franchise Expansion

- Targeted acquisitions in existing markets and new higher-growth metro areas
- Critical, long-term focus on shareholder return
- Strong capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly
- Diligent efforts to maintain a community bank oriented value-based approach to our markets
- History of successful acquisitions that have improved earnings



## Contiguous Markets Radius

Cleveland
Akron
Youngstown
Canton
OHIO
PENNSYLVANIA
Pittsburgh
HARRISBURG
INDIANA
INDIANAPOLIS
COLUMBUS
Dayton
Cincinnati
Bloomington
MARYLAND
Baltimore
Washington
WEST VIRGINIA
Huntington
Louisville
Lexington
KENTUCKY
VIRGINIA
RICHMOND
Roanoke
Fredericksburg
Virginia Beach
Kingsport
NASHVILLE
TENNESSEE
Knoxville
Durham

## Franchise-Enhancing Acquisitions

- FTSB: announced Nov-17; to close 1H18
- YCB: announced May-16; closed Sep-16
- ESB: announced Oct-14; closed Feb-15
- Fidelity: announced Jul-12; closed Nov-12
- AmTrust: announced Jan-09; closed Mar-09
- Oak Hill: announced Jul-07; closed Nov-07



Note: AmTrust was an acquisition of five branches; see appendix for summary of proposed First Sentry Bancshares (FTSB) merger

# $10 Billion Asset Threshold Strategy

➢ Will cross the $10 billion asset threshold during the first half of 2018 upon the closing of the merger

- Approximately $9 million estimated, annual pre-tax income impact from reduced interchange income and additional FDIC expenses
  - 50% impact expected during the second half of 2019

➢ Well-positioned from staffing, infrastructure, processes, compliance, DFAST reporting, and CRA perspectives

➢ Majority of preparatory costs (staff, software, consulting) have been incurred to-date

- Currently anticipate no large, single-period investment requirement

➢ Over the next few years, will continue to target additional franchise-enhancing acquisition(s) within a six-hour drive of Wheeling headquarters

- First Sentry Bancshares merger is the first step in a multi-faceted strategy
- Will continue to target either a combination of several small- to mid-sized deals, or a larger, several billion dollar asset transaction

➢ Well-prepared and strategically positioned for the $10 billion asset threshold



Note: see appendix for summary of proposed First Sentry Bancshares (FTSB) merger

# $10 Billion Asset Threshold Timeline


Asset growth 19%
Loan growth 30%
$8.2B assets
$4.9B loans
$8.6B assets
$5.1B loans
$9.8B assets
$6.2B loans
$9.8B assets
$6.3B loans
$10+B assets
2015
2016
2017
2018+
$10B Threshold Preparations Development and Planning Begun
$10B Project Management Officially Kicked-Off
DFAST Staffing Complete
Consumer Product Review Complete
Preliminary FDIC $10B Preparatory Onsite Visit
Draft Stress Testing Regulatory Review

Note: 2018+ timeline and assets are pro-forma projections; asset and loan data reflects period end 3/31/15, 3/31/16, 9/30/16, and 12/31/17

# $10 Billion Asset Threshold Milestones

| Milestone Project | Complete | Completion Date |
|---|---|---|
| GAP Analysis | ✓ | Q1 2017 |
| DFAST Staffing | ✓ | Q2 2017 |
| Stress Testing Data Discovery and Planning | ✓ | Q2 2017 |
| Modeling Software Installation | ✓ | Q2 2017 |
| Consumer Product Review | ✓ | Q2 2017 |
| Credit Model Development | ✓ | Q3 2017 |
| Data Management Software Installation | ✓ | Q3 2017 |
| Preliminary FDIC $10B Preparatory Onsite Visit | ✓ | Q4 2017 |
| Aggregator Model Implementation | ✓ | Q4 2017 |
| Data Governance Council | in process | Q1 2018 |
| Consumer Product Library Deployment | in process | Q2 2018 |
| Draft Stress Testing Regulatory Review | in process | TBD |

Note: $10B Project Management officially kicked-off Q1 2016

# Returning Value to Shareholders

➢ Focus on appropriate capital allocation to provide flexibility while continuing to enhance shareholder value

➢ Q4 2017 dividend payout ratio of 39.4% provides upside potential

➢ Q4 2017 dividend yield 2.5%, compared to 1.6% for bank group



Quarterly Dividend per Share ($)

$0.14 — 4Q10
$0.26 — 4Q17
+86%



Tangible Book Value per Share ($)

$12.09 — 4Q10
$18.42 — 4Q17
+52%

Note: dividend through November 2017 declaration announcement; WSBC dividend payout ratio based on earnings per share excluding merger-related costs and net tax deferred asset revaluation; WSBC dividend yield based upon 2/1/18 closing stock price of $41.56; bank group ($5B to $10B total assets) dividend data as of 4Q2017 (source as of 2/2/18: S&P Global)



**Financial Overview**

# Financial Performance Summary (Non-GAAP)

| ($000s, except earnings per share) | Three Months Ending | | | Twelve Months Ending | | |
|---|---|---|---|---|---|---|
| | 12/31/2016 | 12/31/2017 | *Change* | 12/31/2016 | 12/31/2017 | *Change* |
| Net Income [1] | $25,963 | **$28,972** | *11.6%* | $95,254 | **$107,876** | *13.3%* |
| Diluted Earnings per Share [1] | $0.59 | **$0.66** | *11.9%* | $2.37 | **$2.45** | *3.4%* |
| Net Charge-Offs as % of Average Loans [2] | 0.08% | **0.16%** | *8bp* | 0.12% | **0.13%** | *1bp* |
| | | | | | | |
| Net Interest Margin (FTE) | 3.42% | **3.43%** | *1bp* | 3.32% | **3.44%** | *12bp* |
| Return on Average Assets [1] | 1.06% | **1.16%** | *10bp* | 1.07% | **1.09%** | *2bp* |
| Return on Average Tangible Equity [1] | 13.91% | **14.36%** | *45bp* | 13.96% | **13.90%** | *(6bp)* |
| Efficiency Ratio [1] | 58.13% | **55.08%** | *(305bp)* | 56.69% | **56.44%** | *(25bp)* |

(1) excludes merger-related expenses and net deferred tax asset revaluation (as applicable)
(2) represent annualized net loan charge-offs as percentage of average loans
Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 9, 2016



15

# Financial and Operational Highlights – Q4 2017

- ➤ Net income up 11.6% and EPS up 11.9% to $0.66 (excluding certain costs)

- ➤ Return on tangible common equity of 14.4% (excluding certain costs)

- ➤ Executing upon well-defined, long-term operational and growth strategies in order to maintain a strong financial institution for shareholders
  - ▪ Well-positioned for success in any type of operating environment

- ➤ Investing in becoming a larger company while carefully managing costs
  - ▪ Committed to driving positive operating leverage and enhancing shareholder value and return
  - ▪ Strong efficiency ratio of 55.1%, down 305 basis points from the prior year

- ➤ Successful balance sheet remix strategy while loan portfolio quality was diversified and strengthened
  - ▪ Strategic focus loan categories delivered mid-single digit year-over-year loan growth of 4.0% in total commercial lending and 4.0% in home equity lending
  - ▪ Targeted reductions in consumer portfolio (indirect lending) to reduce risk profile
  - ▪ Continued sale of a higher percentage of residential real estate mortgages in the secondary market, which has benefit of increasing fee income



Note: financial data as of quarter ending 12/31/2017, and compared to the quarter ending 12/31/2016; certain costs excludes merger-related expenses and net deferred tax asset revaluation; please see the reconciliations to GAAP results in the appendix

# Favorable Operating Metrics

➢ Disciplined execution upon growth strategies providing favorable performance versus peer group across key operating metrics

## Return on Average Tangible Equity



## Return on Average Assets



## Efficiency Ratio



## Non-Performing Assets to Total Assets



\* 2017 Peer Average adjusted for net deferred tax asset revaluation (sources: S&P Global, company reports)
Note: financial data as of 12/31; current YTD data as of 12/31/2017; please see the reconciliations in the appendix; peer group includes SRCE, CHFC, CBU, EGBN, FNB, FCF, FFBC, FRME, NBTB, ONB, PRK, PNFP, STBA, TMP, TOWN, UBSH, UBSI; peer ratios from S&P Global and company reports (as of 2/2/18) and represent simple averages for ROTCE & efficiency ratio, and weighted averages for ROAA & NPAs to Assets

# Net Interest Margin (NIM)

- ➢ During 2017, NIM remained relatively consistent, reflecting increases in the Federal Reserve target federal funds rate and higher margin YCB net assets acquired but offset by higher funding costs and yield curve flattening
  - Positioned for asset sensitivity in a rising interest rate environment
  - Total interest-bearing deposit costs during 2017 only increased 6 basis points year-over-year, benefiting from non-interest bearing deposits growing to 26% of total deposits and, potentially, our core deposit funding advantage
  - Decline in yield curve since the end of 2016 and expectation for higher deposit betas provide NIM expansion headwind
    - Potential exists for recent Federal tax reform benefits to be "competed away" over time by the industry through lower than normal loan yields and higher deposit costs



**Net Interest Margin (FTE)**

| Annual | | | | Quarterly | | |
|--------|--------|--------|--------|--------|--------|--------|
| 3.41% | 3.32% | 3.44% | | 3.32% | 3.42% | 3.43% |
| 2015 | 2016 | 2017 | | 4Q15 | 4Q16 | 4Q17 |

Note: the "yield curve" represents the spread difference in the market yields for the 2-year and 10-year U.S. Treasury securities; the spread was ~125bp at 12/31/2016 and declined to ~55bp at 12/31/2017 (source: Federal Reserve H.15 Selected Interest Rates)



18

# Interest Rate Sensitivity

➤ Positioned for asset sensitivity in a rising interest rate environment

| Immediate Change in Interest Rates | Change in Net Interest Income from Base over One Year | |
|---|---|---|
| | **December 31, 2016** | **December 31, 2017** |
| +1% Rate Shock | +3.1% | +2.4% |
| +2% Rate Shock | +4.6% | +4.0% |
| +3% Rate Shock | +4.7% | +6.2% |
| +2% Rate Ramp | +3.2% | +2.2% |
| (1%) Rate Shock | (2.3%) | (3.0%) |
| | | |
| EVE +2% Rate Shock | +6.7% | (1.8%) |
| EVE (1%) Rate Shock | (9.8%) | (3.1%) |


Note: "EVE" is the economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios

# Risk Management and Regulatory Compliance

- Strong legacy of credit and risk management
  - Based upon conservative underwriting standards
- Mature enterprise risk management program headed by Chief Risk Officer addressing key risks in all business lines and functional areas
  - Reports to board-level Risk Committee
- Enhancing strong compliance management system
  - Strong and scalable BSA/AML function
- Liquidity, loan, and capital stress testing for post-$10 billion DFAST reporting
- Strong regulatory capital ratios well above regulatory requirements
- Six consecutive “outstanding” CRA ratings since 2003

**Basel III Tier 1 Risk-Based Capital Ratio**



13.16%
13.21%
13.37%
13.62%
14.03%
Required
6.0%
4Q16
1Q17
2Q17
3Q17
4Q17


**Basel III Common Equity Tier 1 Capital Ratio**



11.28%
11.28%
11.45%
11.70%
12.05%
Required
4.5%
4Q16
1Q17
2Q17
3Q17
4Q17


Note: Your Community Bankshares merger closed September 9, 2016; 4Q17 Tier 1 Capital Ratios impacted by the $12.8 million net deferred tax asset revaluation, if excluded, the Risk-Based and Common Equity ratios would have been 14.22% and 12.24%, respectively

20



**Appendix**

# First Sentry Bancshares Transaction Highlights

**Strategic Rationale**

➢ Solidifies WesBanco's position in the Huntington-Charleston corridor
  ▪ Very strong deposit market share in the Huntington-Ashland MSA
  ▪ Bridges the market gap between Charleston, West Virginia and Southeast Ohio

➢ Strong local leadership to remain in place
  ▪ Geoffrey Sheils, FTSB President & CEO, to become WesBanco market president
  ▪ Huntington market advisory board to be led by FTSB Chairman Robert Beymer, and comprised of current FTSB directors

➢ High-performing commercial bank
  ▪ ROAA of 0.96%
  ▪ ROATCE of 13.36%

➢ Ability to leverage WSBC platform product suite through FTSB's distribution
  ▪ Trust and wealth management revenue synergies expected, though not modeled

**Financially Attractive**

➢ Expected to be ~2.2% accretive to 2018 EPS and ~3.3% accretive to 2019 EPS[1]

➢ Tangible book value ("TBV") dilution of ~1.2% at close

➢ TBV earn-back estimated to be ~2.5 years using the "crossover method"[2] and including all merger-related expenses, purchase accounting adjustments, and cost savings

➢ Double-digit internal rate of return

➢ Pro-forma capital ratios remain substantially in excess of "well-capitalized" guidelines



Note: as presented and disclosed in conjunction with the announcement of the merger agreement with First Sentry Bancshares on November 13, 2017
(1) Excludes merger-related charges; assumes 75% cost savings phase-in 2018 and 100% phase-in thereafter
(2) Crossover method defined as the number of years for projected pro forma TBV per share to exceed projected stand-alone TBV per share

# First Sentry Bancshares Strategic Rationale

- Strengthens WesBanco's franchise by bridging existing markets in Charleston, West Virginia and Southeast Ohio

- Retention of experienced local management team and key business generators to preserve franchise value

- High-performing commercial banking franchise with strong deposit growth

- Opportunity to increase revenue by introducing WesBanco's wealth management, expanded lending abilities, and treasury management products to the marketplace

- Comparatively priced transaction with compelling financial metrics



| FTSB Pro-Forma Loan and Deposit Contribution | |
| --- | --- |
| % of WSBC PF Loans[1]: | 6.7% |
| % of WSBC PF Deposits: | 6.9% |

- FTSB
- WSBC

| Huntington-Ashland, WV-KY-OH (MSA) | | | |
| --- | --- | --- | --- |
| Rank | Institution | Market Deposits ($MM) | Market Share (%) |
| 1 | City Holding Co. | $ 636 | 11.2 |
| 2 | **WesBanco Pro-Forma** | **609** | **10.7** |
| 2 | Putnam Bancshares Inc. | 561 | 9.9 |
| 3 | **First Sentry Bancshares Inc.** | **531** | **9.4** |
| 4 | Huntington Federal Savings Bank | 462 | 8.1 |
| 5 | JPMorgan Chase & Co. | 459 | 8.1 |
| 6 | BB&T Corp. | 449 | 7.9 |
| 7 | Community Trust Bancorp Inc. | 276 | 4.9 |
| 8 | United Bankshares Inc. | 275 | 4.8 |
| 9 | PNC Financial Services Group Inc. | 268 | 4.7 |
| 10 | Poage Bankshares Inc. | 260 | 4.6 |
| | **Total For Institutions In Market** | **$ 5,684** | **100.0** |



(1) Excludes loans held for sale
Note: as presented and disclosed in conjunction with the announcement of the merger agreement with First Sentry Bancshares on November 13, 2017; location and financial data as of 9/30/17 (source: S&P Global)

# Stock Performance: Long-Term Cumulative Return



Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

24

# Experienced and Stable Management Team

| Executive | Position | Years in Banking | Years at WSBC |
|-----------|----------|------------------|---------------|
| James Gardill | Chairman of the Board | 45* | 45 |
| Todd Clossin | President & Chief Executive Officer | 34 | 5 |
| Robert Young | EVP – Chief Financial Officer | 32 | 17 |
| Lynn Asensio | EVP – Retail Administration | 40 | 13 |
| Ivan Burdine | EVP – Chief Credit Officer | 38 | 5 |
| Jonathan Dargusch | EVP – Wealth Management | 37 | 8 |
| Steve Lawrence | EVP – Chief Internal Auditor | 38 | 24 |
| Michael Perkins | EVP – Chief Risk & Administration Officer | 23 | 23 |
| Anthony Pietranton | EVP – Human Resources | 30** | 5 |
| Brent Richmond | EVP – Treasury & Strategic Planning | 33 | 16 |
| Jayson Zatta | EVP – Chief Banking Officer | 32 | 10 |

 * as legal counsel to WesBanco    ** in financial services, including nine in banking

# Financial Performance Summary Trend – Annual



**Net Income [1] ($MM)**

| 2013 | 2014 | 2015 | 2016 | 2017 |
|------|------|------|------|------|
| $64.8 | $70.8 | $88.0 | $95.3 | $107.9 |



**Efficiency Ratio [1]**

| 2013 | 2014 | 2015 | 2016 | 2017 |
|------|------|------|------|------|
| 60.99% | 59.59% | 57.05% | 56.69% | 56.44% |



**Return on Average Assets [1]**

| 2013 | 2014 | 2015 | 2016 | 2017 |
|------|------|------|------|------|
| 1.06% | 1.13% | 1.08% | 1.07% | 1.09% |



**Return on Average Tangible Equity [1]**

| 2013 | 2014 | 2015 | 2016 | 2017 |
|------|------|------|------|------|
| 15.99% | 15.57% | 14.58% | 13.96% | 13.90% |

[1] excludes merger-related expenses and net deferred tax asset revaluation (as applicable)
Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 2016 and ESB Financial merger closed February 2015



# Diligent Focus on Credit Quality – Annual Trend

➢ Loan loss allowance decline due to improvement in credit quality

## Net Charge-Offs as % of Average Loans



## Legacy Loan Loss Allowance and Total Loans



## Non-Performing Assets to Total Assets



## NPAs to Total Loans, OREO & Repossessed Assets



Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 2016 and ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."

# Reconciliation: Efficiency Ratio

| ($000s) | Three Months Ending | | Twelve Months Ending | | | | |
|---|---|---|---|---|---|---|---|
| | **12/31/2016** | **12/31/2017** | **12/31/2013** | **12/31/2014** | **12/31/2015** | **12/31/2016** | **12/31/2017** |
| Non-Interest Expense | $58,298 | $54,837 | $160,998 | $161,633 | $193,923 | $208,680 | $220,860 |
| Restructuring & Merger-Related Expense | ($2,684) | ($454) | ($1,310) | ($1,309) | ($11,082) | ($13,261) | ($945) |
| **Non-Interest Expense** (excluding restructuring & merger-related expense) | **$55,614** | **$54,383** | **$159,688** | **$160,324** | **$182,841** | **$195,419** | **$219,915** |
| | | | | | | | |
| Net Interest Income (FTE-basis) | $74,256 | $75,805 | $192,556 | $200,545 | $246,014 | $263,232 | $300,789 |
| Non-Interest Income | $21,420 | $22,934 | $69,285 | $68,504 | $74,466 | $81,499 | $88,840 |
| **Total Income** | **$95,676** | **$98,739** | **$261,841** | **$269,049** | **$320,480** | **$344,731** | **$389,629** |
| | | | | | | | |
| **Efficiency Ratio** | **58.13%** | **55.08%** | **60.99%** | **59.59%** | **57.05%** | **56.69%** | **56.44%** |

Note: "efficiency ratio" is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; Your Community Bankshares merger closed September 2016 and ESB Financial merger closed February 2015

# Reconciliation: Net Income and EPS (Diluted)

| ($000s, except earnings per share) | Three Months Ending | | Twelve Months Ending | | | | |
|---|---|---|---|---|---|---|---|
| | 12/31/2016 | 12/31/2017 | 12/31/2013 | 12/31/2014 | 12/31/2015 | 12/31/2016 | 12/31/2017 |
| Net Income | $24,218 | $15,897 | $63,925 | $69,974 | $80,762 | $86,635 | $94,482 |
| Net Deferred Tax Asset Revaluation | $0 | $12,780 | $0 | $0 | $0 | $0 | $12,780 |
| Restructuring & Merger-Related Expense (Net of Tax) | $1,745 | $295 | $851 | $851 | $7,203 | $8,619 | $614 |
| **Net Income** (excluding restructuring & merger-related expense and net DTA revaluation) | **$25,963** | **$28,972** | **$64,776** | **$70,825** | **$87,965** | **$95,254** | **$107,876** |
| | | | | | | | |
| Net Income per Diluted Share | $0.55 | $0.36 | $2.18 | $2.39 | $2.15 | $2.16 | $2.14 |
| Net Deferred Tax Asset Revaluation | $0.00 | $0.29 | $0.00 | $0.00 | $0.00 | $0.00 | $0.29 |
| Restructuring & Merger-Related Expense per Diluted Share (Net of Tax) | $0.04 | $0.01 | $0.03 | $0.03 | $0.19 | $0.21 | $0.02 |
| **Earnings per Diluted Share** (excluding restructuring & merger-related expenses and net DTA revaluation) | **$0.59** | **$0.66** | **$2.21** | **$2.42** | **$2.34** | **$2.37** | **$2.45** |
| | | | | | | | |
| Average Common Shares Outstanding – Diluted (000s) | 43,936 | 44,110 | 29,345 | 29,334 | 37,547 | 40,127 | 44,075 |


Note: Your Community Bankshares merger closed September 2016 and ESB Financial merger closed February 2015

# Reconciliation: Return on Average Assets

| ($000s) | Three Months Ending | | Twelve Months Ending | | | | |
|---|---|---|---|---|---|---|---|
| | 12/31/2016 | 12/31/2017 | 12/31/2013 | 12/31/2014 | 12/31/2015 | 12/31/2016 | 12/31/2017 |
| Net Income [1] | $96,344 | $63,068 | $63,925 | $69,974 | $80,762 | $86,635 | $94,482 |
| Net Deferred Tax Asset Revaluation [1] | $0 | $50,703 | $0 | $0 | $0 | $0 | $12,780 |
| Restructuring and Merger-Related Expenses (net of tax) [1] | $6,940 | $1,170 | $851 | $851 | $7,203 | $8,619 | $614 |
| **Net Income** (excluding restructuring & merger-related expense and net DTA revaluation) | **$103,284** | **$114,941** | **$64,776** | **$70,825** | **$87,965** | **$95,254** | **$107,876** |
| | | | | | | | |
| **Average Assets** | **$9,787,943** | **$9,907,944** | **$6,109,311** | **$6,253,253** | **$8,123,981** | **$8,939,886** | **$9,854,312** |
| | | | | | | | |
| **Return on Average Assets** | **0.98%** | **0.64%** | **1.05%** | **1.12%** | **0.99%** | **0.97%** | **0.96%** |
| **Return on Average Assets** (excluding restructuring & merger-related expense and net DTA revaluation) | **1.06%** | **1.16%** | **1.06%** | **1.13%** | **1.08%** | **1.07%** | **1.09%** |



[1] three-, six-, and nine-month (as applicable) figures are annualized
Note: Your Community Bankshares merger closed September 2016 and ESB Financial merger closed February 2015

# Reconciliation: Return on Average Tangible Equity

| ($000s) | Three Months Ending | | Twelve Months Ending | | | | |
|---|---|---|---|---|---|---|---|
| | 12/31/2016 | 12/31/2017 | 12/31/2013 | 12/31/2014 | 12/31/2015 | 12/31/2016 | 12/31/2017 |
| Net Income [1] | $96,344 | $63,068 | $63,925 | $69,974 | $80,762 | $86,635 | $94,482 |
| Amortization of Intangibles [1] | $3,451 | $3,104 | $1,487 | $1,248 | $2,038 | $2,339 | $3,211 |
| **Net Income before Amortization of Intangibles** | **$99,795** | **$66,172** | **$65,412** | **$71,222** | **$82,800** | **$88,974** | **$97,693** |
| Net Deferred Tax Asset Revaluation [1] | $0 | $50,703 | $0 | $0 | $0 | $0 | $12,780 |
| Restructuring and Merger-Related Expenses (net of tax) [1] | $6,940 | $1,170 | $851 | $851 | $7,203 | $8,619 | $614 |
| **Net Income before Amortization of Intangibles and Restructuring & Merger-Related Expenses and net DTA revaluation** | **$106,735** | **$118,045** | **$66,263** | **$72,073** | **$90,003** | **$97,593** | **$111,087** |
| | | | | | | | |
| Average Total Shareholders Equity | $1,352,813 | $1,406,263 | $733,249 | $780,423 | $1,059,490 | $1,215,888 | $1,383,935 |
| Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities | ($585,529) | ($584,227) | ($318,913) | ($317,523) | ($442,215) | ($516,840) | ($584,885) |
| **Average Tangible Equity** | **$767,284** | **$822,036** | **$414,336** | **$462,900** | **$617,275** | **$699,048** | **$799,050** |
| | | | | | | | |
| **Return on Average Tangible Equity** | **13.01%** | **8.05%** | **15.79%** | **15.39%** | **13.41%** | **12.73%** | **12.23%** |
| **Return on Average Tangible Equity Excluding Restructuring & Merger-Related Expenses and net DTA revaluation** | **13.91%** | **14.36%** | **15.99%** | **15.57%** | **14.58%** | **13.96%** | **13.90%** |

[1] three-, six-, and nine-month (as applicable) figures are annualized; amortization of intangibles tax effected at 35%
Note: Your Community Bankshares merger closed September 2016 and ESB Financial merger closed February 2015

# Reconciliation: Legacy Loan Loss Allowance and Total Loans

| ($000s) | Twelve Months Ending | | | | |
|---|---|---|---|---|---|
| | 12/31/2013 | 12/31/2014 | 12/31/2015 | 12/31/2016 | 12/31/2017 |
| Loan Loss Allowance | $47,368 | $44,654 | $41,710 | $43,674 | $45,284 |
| Allowance on Acquired Loans | ($582) | ($500) | ($1) | ($2,566) | ($3,066) |
| **Legacy Loan Loss Allowance** | **$46,786** | **$44,154** | **$41,709** | **$41,108** | **$42,218** |
| | | | | | |
| **Total Portfolio Loans** | **$3,894,917** | **$4,086,766** | **$5,065,842** | **$6,249,436** | **$6,341,441** |
| **Acquired Loans** | ($227,429) | ($197,023) | ($773,190) | ($1,583,598) | ($1,256,591) |
| **Legacy Total Portfolio Loans** | **$3,667,488** | **$3,889,743** | **$4,292,652** | **$4,665,838** | **$5,084,850** |



Note: Your Community Bankshares merger closed September 2016 and ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."